Exhibit 99.1

RYB Education, Inc. to Hold Annual General Meeting on December 29, 2020

BEIJING, December 11, 2020  — RYB Education, Inc. (NYSE: RYB) (“RYB” or the “Company”), a leading early childhood education service provider in China, today announced that it will hold its annual general meeting of shareholders (the “AGM”) at Skadden, Arps, Slate, Meagher & Flom, 30/F, China World Office 2, No. 1, Jian Guo Men Wai Avenue, Chaoyang District, Beijing 100004, People’s Republic of China on December 29, 2020 at 10:00 a.m. (Beijing time). No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on December 11, 2020 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A or Class B ordinary shares, par value US$0.001 per share, at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://ir. rybbaby.com/, or by writing to Investor Relations Department, RYB Education, Inc., 4/F, No. 29 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing 100078, People’s Republic of China, or by sending an email to ir@rybbaby.com.

About RYB Education, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For investor and media inquiries, please contact:

In China:
RYB Education, Inc.
Investor Relations
E-mail:  ir@rybbaby.com

The Piacente Group, Inc.
Yang Song
Tel: +86 (10) 6508-0677
E-mail: ryb@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: ryb@tpg-ir.com